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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             STIFEL FINANCIAL CORP.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.15 PER SHARE
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                         (Title of Class of Securities)


                                    860630102
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                                 (CUSIP Number)


                            Donald J. Wuebbling, Esq.
                       Vice President and General Counsel
                 The Western and Southern Life Insurance Company
                                  400 Broadway
                             Cincinnati, Ohio 45202
                                 (513) 629-1469

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 30, 1997
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             (Date of Event which Requires Filing of this Statement)








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CUSIP NO.860630102
         ---------


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1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Western and Southern Life Insurance Company, 31-0487145

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [  ]

                                                               (b)    [  ]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cincinnati, Ohio

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                           5.     SOLE VOTING POWER               925,000
          NUMBER
            OF
          SHARES           6.     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH            7.     SOLE DISPOSITIVE POWER          925,000
         REPORTING
          PERSON
           WITH
                           8.     SHARED DISPOSITIVE POWER



9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,000

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9. EXCLUDES
      CERTAIN SHARES                                                  [  ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

      14.92%

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12.   TYPE OF REPORTING PERSON*
      IC
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                                *SEE INSTRUCTIONS



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ITEM 1(a).     NAME OF ISSUER.

        This statement on Schedule 13G relates to the shares of common stock of Stifel Financial Corp.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

        500 North Broadway
        St. Louis, Missouri  63102

ITEM 2(a).     NAME OF PERSON FILING.

        This statement is filed by The Western and Southern Life Insurance
        Company

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE

        400 Broadway
        Cincinnati, Ohio   45202

ITEM 2(c).     CITIZENSHIP.

        Not applicable

ITEM 2(d).      TITLE OF CLASS OF SECURITIES.

        Common Stock, Par Value $.15 per Share


ITEM 2(e).     CUSIP NUMBER.

        N/A

ITEM 3.        TYPE OF PERSON FILING IS A

        (a)    [ ] Broker or Dealer registered under Section 15 of the Act
        (b)    [ ] Bank as defined in section 3(a)(6) of the Act
        (c)    [X] Insurance company as defined in section 3(a)(19) of the Act


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        (d)    [ ] Investment company registered under  section 8 of the
                   Investment Company Act
        (e)    [ ] Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940
        (f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        (g)    [ ] Parent Holding Company
        (h)    [ ] Group

ITEM 4.        OWNERSHIP.

        (a)    Amount Beneficially Owned:

               925,000 shares of common stock, par value $.15 per share

        (b)    Percent of Class

               The Western and Southern Life Insurance Company ("Western Southern") believes that there are 6,198,138 outstanding shares of common stock and therefore Western Southern's ownership of 925,000 shares of Stifel Financial Corp.'s common stock is 14.92 percent of this class.

        (c)    Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote:                   925,000
               (ii)  shared power to vote or to direct the vote:                     N/A
               (iii) sole power to dispose or to direct the disposition of:      925,000
               (iv)  shared power to dispose or to direct the disposition of:        N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

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       Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

ITEM 10.  CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


       After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

       Date: January 8, 1997.




                                By:  /s/ William F. Ledwin
                                     ----------------------
                                     William F. Ledwin, Senior Vice President
                                     And Chief Investment Officer



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